November 3, 2010

Michael Johnson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Appiphany Technologies Holding Corp.

File No. 333-167453

SEC Comment letter dated June 17, 2010

Dear Mr. Johnson:

Appiphany Technologies Holdings Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of June 17, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 11, 2010.

As per your letter we have amended the Filing to include the following:

(a)

Audited Financial Statements for Appiphany Technologies Corp. for the year ended April 30, 2010 pursuant to Rule 8-04 of Regulation S-X.;

(b)

Pro Forma Financial Information as required pursuant to Rule 8-05 of Regulation S-X; and,

(c)

Unaudited Financial Statements for the period ended July 31, 2010 for the Company.

We have also amended the Filing to contain two separate prospectuses, one for shares being offered directly for sale by the Company and another for shares being offered for sale by existing shareholders.

We believe that the deficiencies related to the Filing have been corrected, thereby permitting you to perform a detailed examination.

In connection with the Company’s response to the comments set forth in the June 17, 2010, letter, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Jesse Keller

Jesse Keller

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403-1630 Pandosy Street | Kelowna, British Columbia, V1Y 1P7 | Canada | 778-478-9944